COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

03045044

SUPPL

File Number: 82.2994

SEC MAIL PROCESSING
RECEIVED
DEC - 8 2003
WASH., D.C.

26 November 2003

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

dlw 12/11

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL
COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL DISAGREES WITH ACCC'S OPPOSITION TO THE PROPOSED BERRI ACQUISITION

Sydney, 26 November 2003: Coca-Cola Amatil Limited (CCA) noted today that The Australian Competition and Consumer Commission (ACCC) has announced that it will oppose the proposed acquisition by CCA of Berri Limited (Berri).

Mr Terry Davis, CCA's Managing Director, said, "We disagree with the ACCC's conclusion that there is a sufficient likelihood that leveraging of CCA's market power would occur to reduce consumer choice and cause significant competitive harm. The ACCC has indicated its concern arises from a possibility of occurrence, rather than actual practices. It is disappointing that the ACCC has chosen to ignore CCA's actual behaviour, commercial reality and our commitment to comprehensive undertakings in regards to future behaviour."

"We believe that the ACCC has not given sufficient weight to the considerable consumer benefits to be derived from CCA entering the juice segment through expanded choice, product and package innovation and improved product quality," he stated.

In CCA's view, the ACCC has ignored the commercial reality that CCA cannot force its customers to buy products that consumers do not want, hence there is no commercial incentive to do so. CCA has a practice of not engaging in the activities referred to by the ACCC and the ACCC has not provided CCA with any evidence of such activities. These activities are inconsistent with CCA's strategy of building long-term customer partnerships.

CCA is currently considering its options in relation to the ACCC's conclusion.

Irrespective of today's announcement by the ACCC, CCA is committed to being a broader based beverage company and will continue to pursue this objective either through acquisition or new product development.

Yours faithfully

D A Wylie
Secretary

ENDS

For further information, please contact:

Peter Steel	+61 2 9259 6553 (Analysts)
Alec Wagstaff	+61 2 9259 6571 (Media)